[redacted]

10029627

SEC Mail Processing Section
MAR 03 2010
Washington, DC
122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 21897

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABEL/NOSER CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE BATTERY PARK PLAZA 6 FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAURIE BEN-AMO 646-432-4012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERE LLP
(Name – *if individual, state last, first, middle name*)

440 PARK AVENUE SOUTH (Address) 5 FLOOR (City) NEW YORK N.Y. (State) 10016 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 03 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/6

AB 3/19

OATH OR AFFIRMATION

I, LAURIE BEN-AMO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABEL/NOSER CORP., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Laurie Ben-Amo
Signature

CHIEF FINANCIAL OFFICER
Title

Nelson Dunn
Notary Public

NELSON DUNN
Notary Public - State of New York
No. 01DU6107506
Qualified in Westchester County
Commission Expires 04/05/2008 12

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

MAR 03 2010

Washington, DC
122

ERE
accountants & advisors

Abel/Noser Corp.

Financial Statements and Supplementary Information

December 31, 2009

ABEL/NOSER CORP.
Financial Statements
Table of Contents

E:RE
accountants & advisors

ERE LLP
440 Park Avenue South
New York, NY 10016-8012
Tel: 212.576.1400
Fax: 212.576.1414
www.ere-cpa.com
Member of CPAmerica International

INDEPENDENT AUDITORS' REPORT

Board of Directors
Abel/Noser Corp.

We have audited the accompanying statement of financial condition of Abel/Noser Corp. (the Company) as of December 31, 2009, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abel/Noser Corp. as of December 31, 2009, and the results of operations, subordinated borrowings and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and the regulations under the CEAct. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ERE LLP

New York, NY
February 24, 2010

ABEL/NOSER CORP.
Statement of Financial Condition
December 31, 2009

ASSETS

Cash	$	1,324,285
Cash and securities segregated in compliance with federal and other regulations		2,116,437
Receivable from clearing brokers		87,064
Receivables - other, net of allowance for doubtful accounts of $75,000		636,705
Financial instruments owned:		
Marketable securities, at cost, which equals market value		9,204,985
Property and improvements		2,151,114
Prepaid expenses and other assets		616,394
Notes and interest receivable		1,279,104
	$	17,416,088

LIABILITIES AND STOCKHOLDERS' EQUITY

Payable to customers	$	2,471,253
Accounts payable, accrued expenses, and other liabilities		2,547,719
		5,018,972
Commitments and contingent liabilities :		
Subordinated borrowings		6,000,000
Stockholders' equity		
Capital stock - Class A		1,875
Capital stock - Class B		125
Paid in capital		1,285,463
Retained earnings		5,109,653
Total stockholders' equity		6,397,116
	$	17,416,088

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Statement of Income
For the Year Ended December 31, 2009

SEC Mail Processing Section
MAR 0 3 2010
Washington, DC
122

Revenues	
Net commissions	$ 21,600,483
Transaction measurement analyses fees	4,129,807
Interest and dividends	135,060
Gain on sale of securities	725,873
Other	211,713
	26,802,936
Expenses	
Employee compensation and benefits	12,966,552
Floor brokerage, exchange and clearance fees	2,286,684
Communications and data processing	347,574
Information services	6,506,248
Occupancy and equipment costs	1,358,694
Other operating expenses	1,561,113
Interest expense	255,000
	25,281,865
Income before income taxes	1,521,071
Provision for income taxes	140,221
Net income	1,380,850
Other comprehensive income	
Reclassification adjustment for:	
Gains included in net income	(489,585)
Income tax expense included in net income	43,328
Other comprehensive loss, net of tax	(446,257)
Comprehensive income	$ 934,593

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2009

	Capital Stock	Capital Stock Class A	Capital Stock Class B	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balances at January 1, 2009	$ 60,504	$ -	$ -	$ -	$ 9,728,803	$ 446,257	$ 10,235,564
Recapitalization	(60,504)	1,875	-	58,629	-	-	-
Restated balances as of January 1, 2009	-	1,875	-	58,629	9,728,803	446,257	10,235,564
Increases in Stockholders' Equity							
Net income	-	-	-	-	1,380,850	-	1,380,850
Sale of Class B capital stock	-	-	125	1,226,834	-	-	1,226,959
Reclassification adjustment for income tax expense included in net income	-	-	-	-	-	43,328	43,328
Total increases	-	-	125	1,226,834	1,380,850	43,328	2,651,137
Decreases in Stockholders' Equity							
Distributions to shareholders	-	-	-	-	(6,000,000)	-	(6,000,000)
Reclassification adjustment for gains included in net income	-	-	-	-	-	(489,585)	(489,585)
Total decreases	-	-	-	-	(6,000,000)	(489,585)	(6,489,585)
Balances at December 31, 2009	$ -	$ 1,875	$ 125	$ 1,285,463	$ 5,109,653	$ -	$ 6,397,116

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2009

Subordinated borrowings, January 1, 2009	$ -
Increases:	
Issuance of subordinated notes	6,000,000
Subordinated borrowings, December 31, 2009	$ 6,000,000

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Statement of Cash Flows
For the Year Ended December 31, 2009

OPERATING ACTIVITIES	
Net income	$ 1,380,850
Adjustments to reconcile net income to cash provided from operating activities:	
Depreciation and amortization	622,076
Gain on sale of securities	(725,873)
Decrease (increase) in operating assets:	
Receivable from clearing brokers	72,586
Receivables - other	(55,877)
Prepaid expenses and other assets	(35,941)
Increase (decrease) in operating liabilities:	
Payable to customers	(368,277)
Accounts payable, accrued expenses, and other liabilities	981,573
Cash provided from operations	1,871,117
INVESTING ACTIVITIES	
Acquisitions of property and improvements	(653,277)
Proceeds from sale of securities	857,239
Acquisition of marketable securities	(17,594,749)
Sales of marketable securities	16,053,000
Increase in cash segregated in compliance with federal and other regulations	(11,640)
Cash used in investing activities	(1,349,427)
FINANCING ACTIVITIES	
Interest receivable	(52,145)
Cash used in financing activities	(52,145)
Increase in cash	469,545
Cash - beginning of year	854,740
Cash - end of year	$ 1,324,285
SUPPLEMENTAL INFORMATION	
Cash paid during the year for income taxes	$ 89,664
Cash paid during the year for interest	$ 255,000
Non-cash financing activity during the year:	
Subordinated borrowings	$ 6,000,000
Distribution to shareholders	$ (6,000,000)
Issuance of Class B common stock	$ 1,226,959
Notes receivable	$ (1,226,959)

The accompanying notes are an integral part of these financial statements

1 - Organization and description of business

Abel/Noser Corp. (the Company) is a New York corporation which commenced operations in October, 1975. The Company is controlled by two of its officers, Stanley S. Abel and Eugene A. Noser, Jr., who own equally all of the Company's outstanding Class A (voting) stock.

The Company is an institutional discount brokerage firm that specializes in transaction cost analysis and securities trading services, primarily for institutional clients including investment managers and plan sponsors. The Company is registered with the Securities and Exchange Commission and is a member of the New York Stock Exchange and other regional exchanges, as well as The Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC).

2 - Significant accounting policies

Cash
Cash consists of demand deposits in commercial banks.

Financial instruments
The Company values its financial instruments in accordance with accounting standards for fair value measurements.

These standards define fair value and establish a fair value hierarchy for inputs used in measuring fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal market for the asset or liability.

The Fair value hierarchy prioritizes the inputs into three levels as follows:
Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
Level 2 inputs are quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 are unobservable inputs and rely on management's own assumptions about the assumptions market participants would use in pricing the asset or liability.

The Company's financial instruments consist of a United States Treasury note (see note 3), money market funds (see note 5) and notes and interest receivable (see note 8). The Company uses the Level 1 fair value hierarchy in the valuation of the United States Treasury Note. The Company uses the Level 2 fair value hierarchy in the valuation of money market funds. The Company uses the Level 3 fair value hierarchy in the valuation of notes and interest receivable.

2 - Significant accounting policies (continued)

Net Commissions

Commissions and related clearing expenses are recorded on a trade date basis.

Receivables-other

Receivables are recorded net of allowances for doubtful accounts. The allowance is estimated from historical performance and projection of trends. No interest is charged on past due balances and balances greater than 90 days past due are reviewed by management.

Depreciation

Furniture and equipment, and telecommunications equipment, are depreciated over seven years, computer hardware is depreciated over five years and software is depreciated over three years using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic life of the improvement or the remaining life of the lease. The Company periodically reviews long-lived assets and has determined that no impairments exist.

Income taxes

The Company and its shareholders have elected for the Company to be treated as a Subchapter S Corporation and accordingly it is not subject to federal corporate income taxes. However, the Company is subject to certain New York State Franchise and New York City General Corporation taxes.

Management has adopted the new accounting pronouncements for uncertain tax positions. The standard prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The cumulative effect of this change in accounting principle was immaterial.

The Company is subject to regular audit by tax authorities. The Company believes that it has appropriate support for the positions taken on its tax returns and that its annual tax provision includes amounts sufficient to pay any assessments. Nonetheless, the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year. The Company is no longer subject to a tax examination by the taxing authorities for years prior to 2006. The Company does not have any returns currently under review nor has it been notified of an impending review.

ABEL/NOSER CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

Subsequent Events
Management has reviewed subsequent events and transactions that occurred after the balance sheet date through February 24, 2010. The financial statements include all events or transactions, including estimates, required to be recognized in accordance with generally accepted accounting principles. Management has determined that no subsequent events occurred that require disclosure.

Deferred Rent
Rent expense is recognized using the straight-line method of the entire lease cost over the term of the lease. The unamortized difference between rent expense incurred and the rent expense paid attributable to rent holidays and scheduled rent increases is reported as a deferred rent obligation in the Statement of Financial Condition. The current period amortization of the deferred rent is $18,778.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates.

3 - Cash and securities segregated in compliance with federal and other regulations

Securities and Exchange Commission Rule 15c3-3 requires the Company to maintain on deposit, in a segregated account, the excess of certain customer related credits over the customer related debits. At December 31, 2009 the Company had cash of $64,901 and a United States Treasury Note with a market value of $2,051,536 segregated in a special reserve account. The customer credit balances reserved for at December 31, 2009 were as follows:

Refund clients	$ 301,198
Pension clients	452,524
Total	$ 753,722

4 - Receivables - other

This is comprised of the following:

Transaction cost analysis fees, net of allowance for doubtful accounts of $75,000	$ 586,935
Advances to customers	46,445
Employee and sundry receivables	3,325
Total	$ 636,705

5 - Marketable securities, at cost, which equals market value

The Company has deposited these funds in the JP Morgan Prime Money Market Fund - Premier.

6- Property and improvements

This is comprised of the following:

Furniture and fixtures	$ 539,115
Computer equipment and software	3,590,716
Telecommunications equipment	426,392
Leasehold improvements	1,085,125
	5,641,348
Less - accumulated depreciation and amortization	3,490,234
Net	$ 2,151,114

Depreciation expense in 2009 was $622,076 and is included in occupancy and equipment costs on the Statement of Income.

7- Prepaid expenses and other assets

This is comprised of the following:

Security deposits	$ 84,413
Other prepaid expenses	531,981
Total	$ 616,394

8 – Notes and interest receivable

In 2009, the Company sold 1,250 Class B (non voting) shares of stock to certain employees and associates. The shares were valued at $981.57 each and the total sale price was $1,226,959. The total par value of these shares was $125 and the excess of sale price over par value was recorded as additional paid in capital. In payment for the shares the Class B shareholders delivered promissory notes to the Company for the full purchase price of the shares. The notes are due and payable no later than June 23, 2019, and carry an interest rate of 4.25% per annum. The Company recorded interest income of $52,145 from these notes. The notes require the makers to pay from the Company's dividends distributed to them the accrued interest plus a principal payment of 60% of the remaining dividend after the payment of interest. At December 31, 2009 the Company had not received any payments on these notes. See Note 11 below.

At December 31, 2009 the balances are:

Notes receivable	$1,226,959
Interest receivable	52,145
Total	$1,279,104

9 - Accounts payable, accrued expenses and other liabilities

This is comprised of the following:

Trade payables	$ 641,920
Deferred rent	365,212
Accrued salaries, commissions and bonuses	1,281,456
Other accrued expenses	259,131
Total	$2,547,719

10 – Subordinated borrowings

Upon the approval from FINRA, the Company distributed $6,000,000 to the Class A shareholders who loaned the money back to the Corporation. The notes are subordinated to the claims of general creditors of the Company. The notes are interest bearing at a rate of 4.25% per annum, payable quarterly, and are due March 27, 2012. The Company may prepay all or part of the notes with the approval of the New York Stock Exchange. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. During the year, the Company paid interest of $255,000 on these subordinated borrowings.

11 - Capital stock and stockholders' equity

Class A - There are 20,000 shares of Class A (voting) $.10 par value common stock authorized; 18,750 shares are issued and outstanding.

Class B - There are 20,000 shares of Class B (non-voting) $.10 par value common stock authorized; 1,250 shares are issued and outstanding.

Effective January 1, 2009, the Company recapitalized the 200 shares of no par value capital stock to 20,000 Class A voting shares, $.10 par value common stock and 20,000 Class B non-voting shares, $.10 par value common stock. Messrs. Abel and Noser exchanged their shares of no par value stock for 9,375 Class A shares each. The difference between the no par value and the par value of the Class A shares was recorded as additional paid in capital.

Also effective January 1, 2009, the Company sold 1,250 Class B shares to certain employees and associates at a price of $981.57 per share. The sale of the Class B shares is being financed by the Company. See note 8.

12 - Net capital requirements

Securities and Exchange Commission Rule 15c3-1 requires the Company to maintain a minimum net capital as adjusted for certain non-allowable assets and discounts. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2009, the Company had net capital and allowed subordinated liabilities, as adjusted, of $7,498,526, which was $7,163,928 in excess of the required $334,598. The Company's net capital ratio was .67 to 1.

13 - Commitments and contingencies

In January 2004, the Company entered into a ten year non-cancelable lease effective February 11, 2004 for new office space. Rent payments commenced in February 2005. The lease requires the following minimum annual payments:

2010-2014	$ 516,000
2015	$ 86,000

The lease is subject to periodic escalation charges. The Company has an option to extend the lease for an additional five year term. Rent expense in 2009 was $441,801 and is included in the occupancy and equipment costs line of the Statement of Income.

14– Gain on sale of securities

The Company had 29,870 NYSE Euronext shares, substantially all of which had been restricted until March 2009. Subsequent to the release from restriction, the Company sold all of its shares for a realized gain of $725,873. As a result of this sale, the Company reclassified from accumulated other comprehensive income into earnings a net amount of $446,257. This amount was comprised of $489,585 of unrealized gain less $43,328 of deferred tax expense reported in prior years.

15 - Retirement savings plan

All employees of the Company are eligible to participate in the Abel/Noser Corp. Voluntary Retirement Savings Plan, which is a 401(k) pretax salary reduction plan with no matching contributions by the employer.

16 - Concentration of credit risk

The Company maintains various bank and money market accounts that at times may exceed the maximum FDIC limit. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk with respect to such balances.

Net commissions generated by one of the Company's customers were approximately $2,470,000 or 10% of the net commission and transaction measurement analyses fees.

17 - Related party transactions

The Company purchases transaction cost analysis services from Ancerno Ltd. (Ancerno), an entity which is owned by the same shareholders as the Company. The shareholders maximum exposure to loss does not exceed the value of their investment in Ancerno. In 2009 the purchases from Ancerno totaled $3,897,900 and are included in the information services line of the Statement of Income. Included in accounts payable, accrued expenses and other liabilities on the statement of financial condition is $191,600, relating to services provided in December 2009.

The Company provides separate office space and certain office services to Ancerno and in 2009 received $192,000, which is included in the other income line of the Statement of Income.

Included in the receivables – other line on the Statement of Financial Condition is $1,139 for expenses paid by the Company for services provided by common vendors.

All related party balances were paid in full in January 2010.

18 – Fair Value Measurements

Financial instruments subject to fair value measurements at December 31, 2009 are as follows-

	Cost			Fair Market Value		
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
United States Treasury Note	$2,017,500			$2,051,536		
Money Market funds		$9,204,984			$9,204,984	
Notes and interest receivable			$1,279,104			$1,279,104

The Company's United States Treasury Note is recorded at its fair value using quoted prices from the clearing broker. The money market fund is valued at one dollar per share and is categorized as Level 2. The notes and interest receivable fall under Level 3 fair value hierarchy and were reviewed for potential impairment.

18 – Fair Value Measurements (continued)

The components of total activity in notes and interest receivable, categorized as Level 3 fair value hierarchy for the year ended December 31, 2009 are as follows:

Notes and interest receivable -beginning of the year	$ -
Additions during the year	1,279,104
Notes and interest receivable -end of the year	$1,279,104

19 - Off Balance - Sheet Credit Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures. The Company has historically maintained credit policies which are more stringent than regulatory guidelines.

Certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to risk in the event a customer is unable to fulfill its contractual obligations, since, pursuant to the clearing agreement, the Company has agreed to indemnify its clearing broker, without limit, for losses sustained by the clearing broker from the clients introduced by the Company. However, the transactions are collateralized by the underlying securities, thereby reducing the risk to changes in the market value of the securities through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified at December 31, 2009.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

ERE accountants & advisors

ERE LLP
440 Park Avenue South
New York, NY 10016-8012
Tel: 212.576.1400
Fax: 212.576.1414
www.ere-cpa.com
Member of CPAmerica International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) AND CFTC REGULATION 1.16

To the Board of Directors
Abel/Noser Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Abel/Noser Corp. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the CFTC or both in their regulation of registered brokers, dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

ERE LLP

New York, NY
February 24, 2010

ABEL/NOSER CORP.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2009

NET CAPITAL		
Total stockholders' equity		$ 6,397,116
Add: Liabilities subordinated to general creditors		6,000,000
Total capital and allowable subordinated liabilities		12,397,116
Deductions and/or charges: Non-allowable assets		
Property and improvements	$ 2,151,114	
Receivables - other	636,705	
Prepaid expenses and other assets	616,394	
Notes receivable	1,279,104	
Other	400	4,683,717
Net capital before haircuts on securities positions		7,713,399
Haircuts on securities positions		214,873
Net capital		$ 7,498,526
AGGREGATE INDEBTEDNESS		
Customer credits payable		$ 2,471,253
Accounts payable, accrued expenses, and other liabilities		2,547,719
Total aggregate indebtedness		$ 5,018,972
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required, at 6 2/3% of aggregate indebtedness		$ 334,598
Minimum net capital requirement for Broker/Dealers under the S.E.C. Uniform Net Capital Rule		$ 250,000
Greater of the two minimum requirement amounts above		$ 334,598
Net capital		$ 7,498,526
Excess Net Capital		$ 7,163,928
Ratio: Aggregate indebtedness to net capital		.67 to 1

No material differences exist between the above computation of net capital and the computation included in the Company's unaudited Focus Report, Form X-17-A-5, Part II filing.

ABEL/NOSER CORP.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of The Securities And Exchange Commission
As of December 31, 2009

CREDIT BALANCES	
Customer credits payable to refund and pension clients - December 31, 2009	$ 753,722
Total credit items	753,722
DEBIT BALANCES	None
Excess of total credits over total debits	$ 753,722
RESERVE COMPUTATION	
Required reserve balance	$ 753,722
Amount held on deposit in Special Reserve accounts at December 31, 2009	2,116,437
Excess of reserve accounts over required reserve	$ 1,362,715

The Company computes its reserve requirements weekly and covers its deposit requirements by no later than one hour after the opening of banking business on the second business day following the determination.

No material differences exist between the above computation and the computation included in the Company's unaudited Focus Report, Form X-17A-5, Part II filing.